Exhibit 1
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FOR IMMEDIATE RELEASE                                          16 September 2008


                              WPP GROUP PLC ("WPP")

    WPP Digital acquires stake in Proclivity Systems, a predictive analytics platform for online marketers andmerchandisers


WPP Digital announces that it has acquired a minority stake in Proclivity Systems ("Proclivity"), the developer of a platform that provides predictive insight into online shopping and purchasing behavior for advanced target marketing and merchandising.

Proclivity has its headquarters in New York City and secured US$5.5 million in Series B funding. WPP joins lead investor Fung Capital USA Investments and the Pilot Group.

This investment continues WPP's strategy of investing in more targeted and measurable forms of advertising and strengthening its capabilities in digital media technologies.



Contact:
Feona McEwan                                                  +44 (0)20 74082204
www.wpp.com
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